Exhibit 99.(a)(5)(E)

Cell Genesys Announces Tender Offer Results While

Continuing to Pursue Strategic Alternatives

SOUTH SAN FRANCISCO, Calif.—(BUSINESS WIRE)—June. 23, 2009— Cell Genesys, Inc. (NASDAQ:CEGE) today reported that over 98% or approximately $67 million aggregate principal amount of its 3.125% convertible bonds were tendered in its previously announced exchange offer. The Company offered to exchange all of the $68.3 million aggregate principal amount of its outstanding 3.125% Convertible Senior Notes due in 2011 at a purchase price for each $1,000 principal amount of (i) $500, plus accrued interest, (ii) $140 worth of common stock equal to approximately 221 shares of common stock, and (iii) $310 of new 3.125% Convertible Senior Notes due in May 2013. Upon settlement of the exchange offer, approximately $1 million of the original 3.125% Convertible Senior Notes due in 2011 remain outstanding and $20.8 million of new 3.125% Convertible Senior Notes 2013 notes are expected to be issued. In connection with the exchange, participants in the exchange are expected to be issued approximately 13.8 million shares of common stock, $33.5 million in cash and $0.3 million in accrued interest. The Company expects to settle the exchange offer as soon as practicable.

Upon settlement of the exchange offer, the Company’s cash balance is expected to be approximately $36 million and 109.6 million shares of stock are expected to be outstanding.

Under the terms of a settlement agreement entered into on May 10, 2009, Tang Capital Partners, LLC, agreed to withdraw the creditor derivative lawsuit it filed against the Company on May 5, 2009 following consummation of the exchange offer.

As previously announced, the Company has implemented a substantial restructuring plan and continues to explore strategic alternatives, including merger with or acquisition by another company, additional restructuring, allocation of its remaining resources toward other biopharmaceutical product areas, which may include the acquisition or licensing of other product candidates, and liquidation of the Company. The Company engaged Lazard Freres & Co, LLC in connection with the evaluation of strategic alternatives.

As part of its restructuring plan and in pursuit of the above strategic alternatives, the Company has taken the following steps:

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Reduced the Company’s staff to 9 employees who maintain financial and corporate records and work with the Board of Directors to pursue strategic alternatives for the Company. As previously announced, the Company eliminated all research and development, manufacturing, clinical and regulatory activities and personnel.

•	Relocated corporate operations to 3,000 square feet of short-term office space in South San Francisco; all other facility leases were terminated and vacated including for the Company’s head office and research facility in South San Francisco, California and for its manufacturing facility in Hayward, California.

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Ended the development of GVAX immunotherapy for prostate cancer and oncolytic virus therapy products, closed or transferred all IND filings with the FDA and closed out all clinical trial sites and contracts related to those activities. The Company has transferred the GVAX immunotherapy for prostate cancer IND and remaining clinical product to investigators at Johns Hopkins University while maintaining its commercial rights to this and other GVAX therapy products. No activity, however, is currently underway at the Company in these areas.

•	Terminated the Company’s collaborative agreement with Takeda Pharmaceutical Company Limited for GVAX immunotherapy for prostate cancer.

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Substantially reduced the number of patents and terminated a number of license agreements in order to reduce costs. Included among the terminated agreements were those relating to the development and commercialization of oncolytic therapies with Novartis Pharma, AG and certain affiliates as well as a gene activation technology license agreement with sanofi-aventis.

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Entered into a warrant exchange agreement as of May 17, 2009 with a warrant holder in order to facilitate pursuit of strategic alternatives and to potentially reduce the cash payment if the Company were to enter into certain types of transactions. As a result of this exchange, the Company issued 8 million shares and eliminated approximately 93% of the shares issuable upon exercise of this warrant.

•	Terminated a Committed Equity Financing Facility with Kingsbridge Capital, Ltd., signed in 2007, due to a substantial fall in our stock price below the minimum purchase price of $1.75 per share.

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Repurchased through private transactions and a previously completed tender offer, $76.7 million in face value of the Company’s 3.125% convertible notes due in November, 2011 at 60% discount to face value.

About Cell Genesys, Inc.

Cell Genesys is headquartered in South San Francisco, California. For additional information, please visit the Company’s website at www.cellgenesys.com.

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any securities. Forward-Looking Statements made herein about the Company, other than statements of historical fact, including statements about future restructuring plans and the Company’s exploration of strategic alternatives (including merger with or acquisition by another company, liquidation of the Company, additional restructuring, repurchase of additional amounts of convertible notes and allocation of its remaining resources toward other biopharmaceutical product areas), the settlement of the exchange offer and the expected amounts of notes, stock and cash to be issued and expected cash balance following settlement are forward-looking statements and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the statements made. Some of these risks and uncertainties, among other things, are our potential inability to successfully complete a strategic transaction, the occurrence of additional significant costs, expenses or other liabilities if the

Company enters into a strategic transaction or pursues other strategic alternatives, including as a result of any litigation or claim asserted in connection with a potential transaction, the possibility that in the event of liquidation the stockholders may receive little or no distribution from the Company, our inability to raise capital, excessive operating expense levels, and other significant risks. For information about these and other risks which may affect Cell Genesys, please see the Company’s reports on Form 10-K, 10-Q, and 8-K and other reports filed from time to time with the Securities and Exchange Commission. The Company assumes no obligation to update the forward-looking information in this press release.

Contact:

Cell Genesys, Inc.

Victoria Soares, 650-266-3200

Investor Relations